Exhibit 99.82

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

March 29, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on March 29, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 917-242-6549

E: michelamar@me.com

Item 9	Date of Report

March 29, 2021

SCHEDULE “A”

DIGIHOST ACQUIRES 700 S17+ 76TH BITCOIN MINERS

FOR IMMEDIATE DELIVERY

Toronto, ON – March 29, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce the acquisition of 700 Bitmain S17+ 76TH miners for a total purchase price of US$4.025 million, that would increase the Company’s hashrate by 50PH, or approximately 20% in the second quarter of 2021. The Bitmain S17+ miners are scheduled for delivery in early April and will be deployed immediately.

The addition of the 700 Bitmain S17+ miners, based on the current price of Bitcoin (“BTC”) and level of mining difficulty, would increase the Company’s monthly mined BTC by approximately 9 BTC, which would translate to an additional US$400,000 of operating profit per month. The new miners will be installed at the Company’s existing mining facility in Upstate New York.

Michel Amar, the Company’s CEO, stated: “We continue to aggressively pursue every new opportunity that aligns with our goal to expand operations through the strategic acquisition of Bitcoin miners and low-cost sources of clean energy. The acquisition and immediate deployment of these new miners is the first in, what we expect to be, many new acquisitions going forward. We are excited to implement our plan to utilize the expanded 3EH hashing capacity from our recently announced acquisition of a 60MW power plant (press release: March 24, 2021), where it is expected that the Company’s energy cost would be further reduced by up to 40%.”

The total purchase price of US$4,025,000 will be comprised of cash consideration of US$2.975 million and issuance to the vendor of 533,781 common shares of the Company with a deemed value of US$1,050,000 (CAD$1,329,114 (CAD$2.49 per share)). The securities issuable in connection therewith will be subject to a statutory four month and a day hold period, and will be subject to TSX Venture Exchange and all required regulatory approvals.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company’s mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 190PH with potential to expand to a rate of 3EH.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations including as a result of acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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